Exhibit 99.1

Silvercorp Reports 2024 AGM Results

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Sept. 27, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today reported that all matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 12, 2024, were approved by the requisite majority of votes cast at Silvercorp's annual general meeting ("AGM") held today.  A total of 98,611,116 common shares, representing 45.55% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.  The voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	70,764,482	92.97%	5,352,585	7.03%
Paul Simpson	67,986,944	89.32%	8,130,122	10.68%
Yikang Liu	75,341,650	98.98%	775,417	1.02%
Marina Katusa	74,601,006	98.01%	1,516,060	1.99%
Ken Robertson	74,894,673	98.39%	1,222,393	1.61%
Helen Cai	75,430,531	99.10%	686,535	0.90%

Final results for all matters voted on at the AGM will be filed on SEDAR+ at www.sedarplus.ca and on the Company's website at www.silvercorpmetals.com.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long-life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) a long-term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information:
Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 17:05e 27-SEP-24